UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 18, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission made on November 18, 2013, regarding the Asset Light Project Presentation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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PROJECT ASSET LIGHT Preparing the company for a new growth cycle São Paulo November 18th, 2013

Since its creation, Fibria has been executing a strategy focused on value creation 2 OPERATIONAL EXCELLENCE LIABILITY MANAGEMENT GROWTH WITH DISCIPLINE • Cost control • Efficiency projects aiming at reducing Fibria’s cash cost • Operating stability • Capex discipline • Liquidity events • Gross debt reduction • Cost of debt reduction • Leverage reduction • Readiness for organic growth (licenses and basic engineering) • Forest base investment • Start-up of industrial project at the right time for value creation

The continuation of this value creation depends on a series of actions, one of which is based on the reduction of employed capital Operational Excellence Asset light Biotechnology Organic Growth Consolidation Bio-energy Logistics Forest Base Formation Options 3 Immediate Short Term Medium Term Long Term - Continuous Improvement Growth Initiatives Initiatives in the Value Chain

OWNERSHIP CONTROL Environment of: High third-party risk Low land prices Low liquidity levels Environment of: Low third-party risk High land prices High liquidity levels HISTORICAL FUTURE Increased Leasing Activities Partnerships with TIMO´s Small Farm Contracting Opportunistic Purchasing of Wood NEW STRUCTURE 4 The reduction in capital employed in land assets is aligned with the new macro-economic environment

The Forest Base for areas of expansion in 3L (MS) already successfully follows this model Leased Areas TOTAL FOREST BASE FOR 3 LAGOAS 70% of the required area for 3L II has already been secured: • 20% owned • 50% leased + wood purchasing contracts 50 thousand ha of leased land planted through partnership agreements with forestry funds 5 LEGEND Cities Leased Areas Small farm contracting Partnership Areas Owned Area

With the productivity gains in its forests, Fibria has the opportunity to deepen this model INITIATIVES: • Genetic improvements • Excellence in forestry management • Superior industrial efficiency Source: Fibria’s Center of Technology MAI* Pulp: (adt/ha/year) 10,6 10,9 12,1 15,0 15,0 15,0 15,0 15,0 2010 2015 2020 2025 2030 2035 2040 2045 2012 field trials = 11.9 Conservative assumption *MAI: Mean annual increment FIBRIA’S FOREST PRODUCTIVITY EVOLUTION (MAI PULP) – Planted Areas 6 Due to gradual implementation of new clones, the 15,0 IMACEL full level is expected to be achieved by 2035 ,

Total Current Forest Base (ex-Veracel) Region Owned Leased Contract1 TOTAL Aracruz 324 22 57 403 3 Lagoas 134 213 3 350 Jacareí 82 76 22 180 Total 540 311 82 933 851 kha (directly subject to productivity gains) Availability of area based on the performance of the productivity gain program (1) Fomento considers net area 7 112 152 198 255 0% 30% 50% 70% 100% The expected increases in productivity frees up more than 250 thousand hectares in 21 years

Following this concept, Fibria signed an agreement for the sale of lands and the creation of a forestry partnership with a group of investors FIBRIA PARKIA FIBRIA Contract 3: Wood Purchase Agreement Forestry Production FIBRIA PARKIA ~ R$ 1.4 Bi cash 210 kha ~ R$ 0.25 Bi earnout Contract 1: Purchase and Sale of Land Contract 2: Forestry Partnership Fibria has expertise, existing wood inventory and capital to invest in future rotations; no longer owns the land Partner ~ 60% of wood produced belongs to the forest manager (Fibria) ~ 40% of wood produced belongs to the partner (Parkia) Newcos sell wood to Fibria (put-call) 8 • Parkia is a wholly-owned subsidiary of a Brazilian joint venture comprised of controlling interests of local investors and additional funding from qualified participants through a FIP

Key Transaction Terms Contract 1 - Sale of Land • 210 thousand gross ha in 4 states (São Paulo, Mato Grosso do Sul, Bahia e Espírito Santo) • Value: R$ 1.65 Bi, with R$ 1.4 Bi up-front and R$ 250 MM depending on verified appreciation of land included in the transaction(earnout) • Parkia has the right to remove up to 30% of the areas included in the transaction during the 24 year period in accordance to a predetermined calendar • Fibria is guaranteed multiple first-offer and matching rights for all land sales during the contract period • Fibria has no land repurchase obligations upon the conclusion of the contract Contract 2 - Forestry Partnership • Forestry partnership contract lasting up to 24 years for the joint development of eucalyptus plantations in designated areas • Fibria maintains the role of forest manager throughout the entirety of the period • Production output is divided between the partners (40% for Parkia and 60% for Fibria) • Parkia’s right to wood volume is limited to a predetermined level (cap) • Parkia is exposed to risk in the event of production decline Contract 3 - Wood Purchase • Fibria and Parkia have a put-call contract over the Parkia wood volumes at predefined prices throughout the contract period • Cash flows from the sale of wood generates a maximum yield after tax between 4.2% and 5.0% annually, considering different levels of earnout capture 9

Fibria prioritized areas with lower economic value for its operations Base for Selection Areas with Low Cash Cost (reduced distance and low Harvesting costs) Negotiable Base Owned Base Fibria with High Alternative Value (Real estate, Mining rights) Areas Areas Outside of Scope (Veracel) 655 kha 530 kha 400 kha 10

The final land selection was focused on reducing operational risks for Fibria Area (ha) Bahia Espirito Santo São Paulo Mato Grosso do Sul TOTAL Participation 11 209.954 100% 74.683 52.070 25.954 57.247 36% 25% 12% 27%

Key transaction risks have been mitigated by preventative actions Risk • Productivity increases not realized creating the need to access the market for land or wood at disadvantageous prices in the future Mitigating Factors • Dilution of areas throughout multiple geographic regions • Allocation of areas with higher cash cost • Potential land repurchase over time • Advance of competitors in areas currently operated by Fibria • Fibria holds, depending on the situation, rights of first-offer and/or matching 12

The transaction creates value through various drivers Strategic Alignment • Reduces the company’s exposure to real estate risk – a risk not related to Fibria´s core activities • Furthers the company’s commitment to continuous productivity improvement Operational Gains • Rates in line with market values • No impact on the cash cost. Wood purchases allocated as capex • Partnership transforms capital charge over land in deductible expenses • Usage of 2013 fiscal losses eliminating capital gains payments • Possibility of repurchase (non-mandatory) generates potential opportunities Deleveraging • Transaction is not registered as debt and open space for: - Investment Grade anticipation: considering 3Q13 results, ND/EBITDA with the transaction would already be very close to 2,5x - Pre-payment of most expansive debt: 2020 and 2021 bonds • Deleveraging of the company reducing cost of equity 13

Operational driver creates relevant value even without considering earnout 14 Implicit Rate of the Transaction considering different levels of earnout gains (post-tax) Fibria´s Cost of Capital Yield with receipt of 100% of earnout Land Appreciation Indicatior of 2,5% per year Yield with receipt of 0% of earnout Land Appreciation indicatior with no growth 5,0% 4,2% 7,6% 10,2% Fibria´s Cost of Equity Note: Cost of Capital and Cost of Equity in real terms in USD. Values take into consideration Fibria´s internal references. Minimum value creation

Transaction also creates an important driver for growth Balance Sheet strengthened for M&A actions Potential Start-up of 3L II Project by 4Q 2016 Fibria’s Board has authorized the execution of a detailed viability study Projections indicate leverage ratios within Fibria’s policy limits • Approval and start-up subject to market conditions • Builds one of the strongest balance sheets in the industry • Action dependent on opportunities and negotiations 15

PROJECT ASSET LIGHT Preparing the company for a new growth cycle